CLEARY GOTTLIEB STEEN & HAMILTON LLP

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FRANKFURT
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MILAN
HONG KONG
TOKYO

May 24, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com


05008503

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's "Resolutions Adopted by the Board of Directors" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

dlw 6/6

AK&M and Interfax news wire

DISCLOSURE OF INFORMATION WHICH CAN HAVE MATERIAL EFFECT ON THE PRICE OF THE ISSUER'S SECURITIES "RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS"

1. **Full and abbreviated corporate name of the Issuer, including its legal form:** Open Joint Stock Company of Energy and Electrification "Mosenergo"; OAO "Mosenergo"
2. **Location of the Issuer:** 8 Raushskaya emb., Moscow 115035, Russian Federation
3. **Principal State Registration Number of the Issuer:** 1027700302420
4. **Taxpayer Identification Number of the Issuer:** 7705035012
5. **The Issuer's unique code assigned by the registration authority:** 00085-A
6. **Web page address used by the Issuer for the publication of information which can have material effect on the price of securities:** www.mosenergo.ru
7. **Name of the periodical(s) used by the Issuer for for the publication of information:** Social and political newspaper "Izvestiya"; magazine "Supplement to the Bulletin of the FSFM of Russia"
8. **Date of the meeting of the Issuer's board of directors (supervisory board):** May 23, 2005
9. **Date of preparation and No. of the Minutes of the meeting of the Issuer's board of directors:**

   May 23, 2005, Minutes No. 24
10. **Resolution adopted by the Issuer's board of directors (supervisory board) on one or more of the following issues:**

    -recommendations on the size of the dividends payable in respect of the Issuer's shares and their payment procedure;

    The board of directors RESOLVED:

    To recommend the annual general shareholders' meeting to adopt the following resolution:

    To pay cash dividends in respect of the Company's ordinary shares on the basis of the results for the year 2004 in the amount of 0,03410846 rubles per one ordinary share of the Company within 60 days of the decision on their payment.

D.V. Vasilyev

First Deputy General Director –
Managing Director On Corporate Policy and Property Management

Date: May 23, 2005